UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: October 13, 2015 to December 04, 2015

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

EXHIBIT INDEX

EX 99.01:	Oil & Gas CEOs jointly declare action on climate change, France

EX 99.02:	Gladstone LNG project ships first liquefied natural gas car, Australia

EX 99.03:	Total sells a further 15% interest in the Gina Krog field, Norway

EX 99.04:	Babyloan and Total Team Up to Create the First Ever Crowdfunding Platform Dedicated to Access to Energy, France

EX 99.05:	Total Third quarter results, France

EX 99.06:	Total announces its third quarter 2015 interim dividend, France

EX 99.07:	Memorandum of Intent Signed for Rail Line to Bypass the Donges Refinery, France

EX 99.08:	Gilles Cochevelou is appointed Chief Digital Officer of Total, France

EX 99.09:	Total launches synthetic bond financing, France

EX 99.10:	Total successfully places $1.2 billion synthetic bond financing, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: December 04, 2015	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL
Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.01: Oil & Gas CEOs jointly declare action on climate change, France (October 16, 2015)

•	EXHIBIT 99.02: Gladstone LNG project ships first liquefied natural gas car, Australia (October 16, 2015)

•	EXHIBIT 99.03: Total sells a further 15% interest in the Gina Krog field, Norway (October 19, 2015)

•	EXHIBIT 99.04: Babyloan and Total Team Up to Create the First Ever Crowdfunding Platform Dedicated to Access to Energy, France (October 26, 2015)

•	EXHIBIT 99.05: Total Third quarter results, France (October 29, 2015)

•	EXHIBIT 99.06: Total announces its third quarter 2015 interim dividend, France (October 29, 2015)

•	EXHIBIT 99.07: Memorandum of Intent Signed for Rail Line to Bypass the Donges Refinery, France (November 5, 2015)

•	EXHIBIT 99.08: Gilles Cochevelou is appointed Chief Digital Officer of Total, France (November 25, 2015)

•	EXHIBIT 99.09: Total launches synthetic bond financing, France (November 25, 2015)

•	EXHIBIT 99.10: Total successfully places $1.2 billion synthetic bond financing, France (November 25, 2015)